NO ACT

DC
PE
7-11-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08058617

Received SEC
AUG 2 1 2008
Washington, DC 20549

August 21, 2008

Clifford Flowers
Chief Financial Officer
Patriot Scientific Corporation
6183 Paseo Del Norte, Suite 180
Carlsbad, CA 92011

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/21/2008

Re: Patriot Scientific Corporation
Incoming letter dated July 11,2008

Dear Mr. Flowers:

This is in response to your letter dated July 11, 2008 concerning the shareholder proposal submitted to Patriot Scientific by Brian Boyajian. We also have received a letter from the proponent dated July 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
SEP 0 9 2008
THOMSON REUTERS

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Brian Boyajian
P.O. Box 18334
Irvine, CA 92623

PATRIOT
scientific

RECEIVED

2008 JUL 15 AM 10: 56

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SEC Mail
Mail Processing
Section

JUL 14 2008

Washington, DC
106

July 11, 2008

24349-1

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Patriot Scientific Corporation - Stockholder Proposal of Brian Boyajian

Dear Ladies and Gentlemen:

The purpose of this letter is to inform you that Patriot Scientific Corporation, a Delaware corporation (the "Company", "we", or "us"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Brian Boyajian (the "Proponent").

The Company believes that the Proposal may properly be omitted from its 2008 Proxy Materials pursuant to Rule 14a-8 ("Rule 14a-8") promulgated under the Securities and Exchange Act of 1934, as amended (the "Act") and therefore intends to omit the Proposal. In accordance with Rule 14a-8(j), we have enclosed six copies of each of the following:

1. Letter dated May 28, 2008, from the Proponent to the Company, together with the proposal and a supporting statement;

2. This letter, which constitutes the statement of the reasons why the Company deems omission of the Proposal from its 2008 Proxy Materials to be proper; and

3. A supporting opinion of counsel.

We have also sent copies of this correspondence to Proponent pursuant to Rule 14a-8(j). Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

6183 Paseo Del Norte, Suite 180 • Carlsbad, CA 92011
Phone (760) 547-2700 • Fax (760) 547-2705
www.ptsc.com

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to:

1. Rule 14a-8(i)(2), because implementation of the Proposal would cause the Company to violate Delaware law;

2. Rule 14a-8(i)(1), because the Proposal is not a proper subject for stockholder action under Delaware law;

3. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations; and

4. Rule 14a-8(i)(3), because the Proposal is vague and indefinite.

THE PROPOSAL

The Proposal resolves that "the Stockholders of the Company hereby **direct** the Board to take all actions necessary to eliminate the issuance of Preferred Stock without the prior approval of Stockholders holding a majority of the outstanding Common Stock." (emphasis added). A copy of the Proposal is enclosed with this letter.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) provides that a proposal may be excluded if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal, if implemented, would cause the Company, a Delaware corporation, to violate Delaware law. The Proposal recommends that the Company's Board of Directors (the "Board") "take all action necessary to eliminate the issuance of Preferred Stock without the prior approval of Stockholders holding a majority of the outstanding Common Stock." Under Delaware law, the Board has the exclusive authority to create and issue capital stock, and any restriction on that authority must be set forth in the certificate of incorporation. *See* 8 *Del. C.* §§ 102(b)(1), 152 & 161; *see also Grimes v. Alteon Inc.*, 804 A.2d. 256, 261 (Del. Apr. 23, 2002) (stating that the board of directors has the "exclusive authority to issue stock and regulate [the corporation's] capital structure"). The Company's Certificate of Incorporation currently imposes no restrictions on the Board's authority to create and issue shares of its authorized and unreserved shares of Preferred Stock. Thus, eliminating the Board's power to issue Preferred Stock "without the prior approval of Stockholders holding a majority of the outstanding Common Stock," as the Proposal would require, may be effected only through the adoption of an amendment to the Company's Certificate of Incorporation.

Under Section 242 of the General Corporation Law of the State of Delaware (the "General Corporation Law"), any amendment to the Company's Certificate of Incorporation must be approved by the Board, declared advisable and then submitted to the stockholders for adoption thereby. Thus, the Board does not have the power and authority to unilaterally effect the amendment to the Certificate of Incorporation contemplated by the Proposal. The adoption of any such amendment by the Board would violate the General Corporation Law because it would constitute an *ultra vires* act outside the scope of the Board's power and authority under the General Corporation Law. *See Time Warner Inc.*, No-Action Letter (February 26, 2008) 2008 SEC No-Act. LEXIS 221 (permitting exclusion under Rule 14a-8(i)(2) of a proposal requesting that the board adopt cumulative voting on the basis that it would violate Delaware law because it would require the Board to amend the certificate of incorporation in excess of its power and authority under the General Corporation Law). A legal opinion from the Delaware law firm of Richards, Layton & Finger, P.A. (the "RLF Opinion") supporting this position, attached hereto as Exhibit 1, states: "the Board cannot "take all action necessary to eliminate the issuance of Preferred Stock without the prior approval of Stockholders holding a majority of the outstanding Common Stock" as contemplated by the Proposal because restricting the authority of the Board to issue Preferred Stock would . . . require an amendment to the Certificate of Incorporation and [t]he Board does not have the power to unilaterally amend the Certificate of Incorporation."

Furthermore, even if the Proposal were understood to be a request that the Board propose an amendment to the Certificate of Incorporation, the Board still could not commit to implement such a Proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. *See* 8 *Del. C.* § 242. The RLF Opinion supports this position: "[b]ecause a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal." If the Board is forced to recommend an amendment to the Certificate of Incorporation to the stockholders and to declare such amendment to be advisable, as required by Section 242 of the General Corporation Law for such amendments, where the Board does not believe the amendment to be in the best interests of the Company, the Board will breach its fiduciary duty to the Company and violate the General Corporation Law.

Because these issues are discussed at considerable length in the RLF Opinion, that discussion is incorporated in this letter and will not be repeated here.

6183 Paseo Del Norte, Suite 180 • Carlsbad, CA 92011
Phone (760) 547-2700 • Fax (760) 547-2705
www.ptsc.com

II. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because The Proposal Is Not A Proper Subject For Action By Stockholders Under Delaware Law.

Rule 14a-8(i)(1) permits the omission of a stockholder proposal that deals with a matter that is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization. Under the General Corporation Law, the Board has exclusive authority with respect to matters involving the issuance, and the terms and conditions thereof, of the Company's authorized shares of stock. 8 *Del. C.* §§ 151-153, 157, 166; *Grimes*, 804 A.2d. at 261. A corporation can limit this exclusive authority only by amendment to its certificate of incorporation. *See* 8 *Del. C.* §§ 102(b)(1), 242(b). The Company does not have any such provision in its Certificate of Incorporation; thus, the Board retains the exclusive authority to create and issue shares of Preferred Stock that are authorized and otherwise unreserved, and stockholders may not take such action in connection with any such issuance. Therefore, the Proposal is not a proper subject for action by stockholders within the meaning of Rule 14a-8(i)(1). This issue is further discussed in the RLF Opinion.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With A Matter Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the Company's ordinary business operations, such as the raising of capital for the Company's operations. As discussed in Section I, *supra*, where there is no contravening provision in a certificate of incorporation, a board of directors has the exclusive authority to create and issue capital stock under the General Corporation Law. *See* 8 *Del. C.* §§ 102(b)(1), 152 & 161; *see also Grimes*, 804 A.2d. at 261. The Company's Certificate of Incorporation contains no such provision restricting the authority of the Board. Thus, the General Corporation Law and the Certificate of Incorporation grant exclusive authority to the Board on matters involving the issuance of authorized shares. The Company may have numerous reasons why it may need to issue shares, including, but not limited to, the need to raise capital for expansion, new development projects, repayment of indebtedness and working capital. To restrict the Board's ability to raise needed capital would hamstring the business operations of the Company and effectively prevent its ability to operate its everyday business operations without stockholder approval.

The Staff has indicated on several occasions that it will not take action where a company proposes to omit from its proxy materials a stockholder proposal relating to the terms upon which capital is raised. The Staff has also issued a number of "no-action" letters in this area, consistently concluding that there is justification for omitting proposals similar to the subject of this Proposal from proxy materials under Rule 14a-8(i)(7). For example, *see Diversified Industries, Inc.* No-Action Letter (March 10, 1987) 1987 SEC No-Act. LEXIS 1753 (regarding the determination of the duration of securities issued by the company, specifically, a recommendation that the board of directors of a company refrain from taking action to extend the expiration dates of outstanding warrants); *Community Public Service Co.*, No-Action Letter (Feb. 23, 1981) 1981 SEC No-Act. LEXIS 3137 (regarding the terms upon which capital is raised, specifically, a recommendation that stock not be issued for less than a certain percentage of book value); *Crown Zellerbach Corp.*, No-Action Letter (Feb. 23, 1981) 1981 SEC No-Act. LEXIS 3138 (regarding the compensation of executives, specifically, a proposal recommending an amendment of the company's stock option incentive plan); *Shatterproof Glass Corporation*, No-Action Letter (Jan. 21, 1983) 1983 SEC No-Act. LEXIS 1732 (regarding the terms upon which capital is raised, specifically, a recommendation that the company not sell or issue additional shares of stock for less than a certain percentage of book value or percentage of net working capital), and numerous other no action letters cited in the *Shatterproof Glass* file. *See also Grimes v. Centerior Energy Corp.*, 909 F.2d 529 (D.C. Cir. 1990) (affirming district court's decision which held that shareholder proposal relating to amendment of the company's articles of incorporation could be omitted from proxy materials).

More specifically, the Staff has deemed the omission of proposals placing restrictions on the issuance of authorized but unissued capital stock to be warranted as relating to the conduct of the ordinary business operations of the company. Please see in particular, *Harken Energy Corporation*, No-Action Letter (March 30, 2001) 2001 WL 314571 (regarding a proposal recommending that the board of directors of a company adopt a resolution providing that, before any of the company's stock be issued, the board of directors will have received approval of 51% of the holders of the outstanding stock entitled to vote); *Intel Corporation*, No-Action Letter (January 15, 1992) 1992 SEC No-Act. LEXIS 74 (regarding circumstances under which authorized shares of the company's common stock may be issued, specifically a proposal restricting the Company from increasing the number of shares of common stock it issues from year to year); *Spectrum Control, Inc.*, No-Action Letter (March 8, 1991) 1991 SEC No-Act. LEXIS 460 (relating to the issuance of authorized shares, specifically a proposal requesting that the board of directors of a company refrain from reducing company debt by issuing common stock, unless shareholder approval is obtained); *Texaco, Inc.*, No-Action Letter (Feb. 17, 1981) 1981 SEC No-Act. LEXIS 3084 (regarding terms upon which capital is raised, specifically a proposal regarding an amendment to the company's articles of incorporation to require stockholder approval prior to the issuance of preferred stock); and *Consumers Power Co.*, No-Action Letter (Jan 7, 1981) 1981 SEC No-Act. LEXIS 2843 (relating to determining the price of certain new issues of stock to be offered to the public, specifically a proposal regarding an amendment to the company's articles of incorporation to give stockholders right to determine consideration for any new issue of shares of common stock to be issued below book value.)

A review of the No-Action Letters cited above appears to confirm our belief that the Proposal deals with a matter relating to the Company's ordinary business operations, such as the raising of capital for the Company's operations, and thus may be omitted under Rule 14a-8(i)(7).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Contrary To The Commission's Proxy Rules.

Rule 14a-8(i)(3) permits the omission of a stockholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For example, according to Staff Legal Bulletin No. 14B dated September 15, 2004, a proposal may be excluded in its entirety if the language of the proposal is so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

This Proposal directs the Board to take all actions necessary to eliminate the issuance of Preferred Stock without the prior approval of stockholders holding a majority of the outstanding Common Stock. However, the Proposal does not specify or otherwise provide which actions are necessary to accomplish this desired goal. Because the Proposal could be interpreted as directing the Board to amend the Certificate of Incorporation, or to submit such amendment to the stockholders, as discussed *supra*, the Proposal is subject to varying interpretations such that, as the Staff stated in *Fuqua Industries, Inc.*, No-Action Letter (Mach 12, 1991) 1991 SEC No-Act. LEXIS 488, "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." The Staff has previously allowed the omission of stockholder proposals that were similarly vague and indefinite in *Alaska Air Group, Inc.*, No-Action Letter (April 11, 2007) 2007 SEC No-Act. LEXIS 440 (stockholder proposal asking the board to take the necessary steps to amend the company's governance documents excludable under Rule 14a-8(i)(3) because it would require that the stockholders speculate about what it is that they were asked to vote on); and *Philadelphia Electric Co.*, No-Action Letter (July 30, 1992) 1992 SEC No-Act. LEXIS 825 (stockholder proposal requesting that committee of stockholders be elected to refer to board of directors a plan or plans that will in some measure equate with the gratuities bestowed on management, directors, and other employees excludable under Rule 14a-8(c)(3) because shareholders voting on the proposal would not be able to determine with any reasonable certainty what actions or measures the proposal requires).

CONCLUSION

For the reasons stated above, the Company intends to omit from its 2008 Proxy Materials the Proposal received from the Proponent and respectfully requests that the Staff of the Commission advise the Company as to whether any enforcement would be recommended to the Commission if the Proposal is so omitted.

Please acknowledge receipt of this letter and its enclosures by file-stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope. If you have any questions concerning the Proposal or this request, please call the undersigned at (760) 547-2700.

Very truly yours,

Clifford Flowers,
Chief Financial Officer
Patriot Scientific Corporation

Encl.

cc: Otto Sorensen

701022274.3

6183 Paseo Del Norte, Suite 180 • Carlsbad, CA 92011
Phone (760) 547-2700 • Fax (760) 547-2705
www.ptsc.com

EXHIBIT 1.

RICHARDS LAYTON & FINGER

SEC Mail
Mail Processing
Section

JUL 14 2008

Washington, DC
106

July 11, 2008

Patriot Scientific Corporation
Carlsbad Corporate Plaza
6183 Paseo Del Norte, Suite 180
Carlsbad, CA 92011

Re: Stockholder Proposal Submitted by Brian Boyajian

Ladies and Gentlemen:

We have acted as special Delaware counsel to Patriot Scientific Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Brian Boyajian (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on March 24, 1992, as amended by the Certificate of Merger of Patriot Financial Corporation into the Company, as filed with the Secretary of State on May 7, 1992, the Certificate of Amendment of the Certificate of Incorporation of the Company, as filed with the Secretary of State on April 18, 1995, the Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State on June 26, 1997, the Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State on April 28, 2000, the Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State on May 9, 2002, the Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State on October 17, 2003, the Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State on April 29, 2005, and the Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State on November 14, 2005 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company in effect on the date hereof; and

■ ■ ■

(iii) the Proposal and supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> NOW, THEREFORE, BE IT RESOLVED, that the Stockholders of the Company hereby direct the Board to take all action necessary to eliminate the issuance of Preferred Stock without the prior approval of Stockholders holding a majority of the outstanding Common Stock.

DISCUSSION

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law.

Under the General Corporation Law, the board of directors has the "exclusive authority to issue stock and regulate [the Company's] capital structure." Grimes v. Alteon Inc., 804 A.2d. 256, 261 (Del. Apr. 23, 2002). Section 152 of the General Corporation Law provides the board of directors with the authority to issue capital stock of the corporation in exchange for consideration. See 8 Del. C. § 152. ("The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof."). In addition, Section 161 of the General Corporation Law confirms that the directors have the authority to issue all of the shares of capital stock authorized under the certificate of incorporation and not otherwise reserved for issuance. See 8 Del. C. § 161. Specifically, Section 161 provides:

> The directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

Id. The board of directors is therefore authorized under the General Corporation Law to issue stock out of the corporation's authorized and unreserved share capital without seeking stockholder approval. This authority may be restricted only through a provision of the certificate of incorporation adopted pursuant to Section 102(b)(1) of the General Corporation Law, which provides that a certificate of incorporation may contain "any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . if such provisions are not contrary to the laws of this State." 8 Del. C. § 102(b)(1); see also 3 Edward P. Welch, Andrew J. Turezyn, Robert S. Saunders, Folk on the Delaware General Corporation Law § 161.1 (5th ed. 2008-2 Supp.) (noting that, notwithstanding the board's general authority under Section 161 of the General Corporation Law to issue stock without stockholder approval, "the certificate of incorporation could provide for stockholder control over the issuance of already authorized shares under section 102(b)(1) . . . .'").

The Company's Certificate of Incorporation currently provides that the Company may issue up to five hundred million shares of Common Stock and up to five million shares of Preferred Stock. The Certificate of Incorporation also contains a provision adopted pursuant to Section 102(a)(4) of the General Corporation Law authorizing the Company's Board of Directors (the "Board") to establish the designations, preferences and rights of the Preferred Stock. See 8 Del. C. § 102(a)(4). Section 102(a)(4) provides:

> If the corporation is to be authorized to issue more than 1 class of stock, the certificate of incorporation shall set forth the total number of shares of all classes of stock which the corporation shall have authority to issue and the number of shares of each class and shall specify each class the shares of which are to be without par value and each class the shares of which are to have par value and the par value of the shares of each such class. The certificate of incorporation shall also set forth a statement of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, which are permitted by § 151 of this title in respect of any class or classes of stock or any series of any class of stock of the corporation and the fixing of which by the certificate of incorporation is desired, and an express grant of such authority as it may then be desired to grant to the board of directors

> to fix by resolution or resolutions any thereof that may be desired but which shall not be fixed by the certificate of incorporation.

Id. In accordance with Section 102(a)(4), Article FIFTH of the Certificate of Incorporation provides: "All rights, references, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions of the Preferred Stock shall be fixed by the Board of Directors of the Corporation." The Certificate of Incorporation contains no restrictions on the Board's ability create or issue shares of Preferred Stock. Thus, the Board currently has the authority under the General Corporation Law and the Certificate of Incorporation to adopt resolutions establishing the designations, preferences and rights of a class or series of Preferred Stock and to issue shares thereof, without security a stockholder vote. See Del. C. § 151(a) (permitting the designations, preferences and rights of a class or series of stock to be determined by "resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation."); 8 Del. C. §§ 152, 161.

Because the Proposal would require the Board to obtain the approval of the holders of a majority of the outstanding Common Stock prior to issuing shares of Preferred Stock, implementation of the Proposal may be effected only by an amendment to the Certificate of Incorporation conforming with Section 102(b)(1) of the General Corporation Law which restricts the Board's ability to create and issue Preferred Stock. See 8 Del. C. §§ 102(b)(1), 242(b). Any such amendment could be effected only in accordance with Section 242 of the General Corporation Law, which requires that any amendment to a certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. See 8 Del. C. § 242. Specifically, Section 242 provides:

> Every amendment [to the certificate of incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242; see Balotti & Finkelstein The Delaware Law of Corporations & Business Organizations, § 8.10 (2008 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of

the General Corporation Law.") (Messrs. Balotti and Finkelstein are members of this firm). Thus, the Board may not unilaterally amend the Certificate of Incorporation. Accordingly, the Board does not have the authority "to take all action necessary to eliminate the issuance of Preferred Stock without the prior approval of Stockholders holding a majority of the outstanding Common Stock" as directed by the Proposal. Because the Proposal would require the Board to exceed its authority under Delaware law, the Proposal, even if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to subject the Board's ability to create and issue shares of Preferred Stock to a vote of the holders of a majority of the outstanding Common Stock, the Board could not commit to implement such a Proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. See 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d. 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in a precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d. 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04[2], at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely, and may not be altered by charter provision."): 1 R. Franklin Balotti & Jessie A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2008 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1]

The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the Board. As the Court of Chancery stated in the 1990 case of Paramount, 1989 WL 79880, *30:

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams v. Geier, 671 A.2d. at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Communications Systems, Inc., 638 A.2d. 1110, 1113 ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (internal citations omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith, 488 A.2d. at 887 (holding board not permitted to take a

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[1] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.")

noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who did not vote in favor of the proposals, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d. 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd 653 A.2d. 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger agreement approved pursuant to Section 251(b) of the General Corporation Law); Smith, 488 A.2d. at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval").

In summary, the Board cannot "take all action necessary to eliminate the issuance of Preferred Stock without the prior approval of Stockholders holding a majority of the outstanding Common Stock" as contemplated by the Proposal because restricting the authority of the Board to issue Preferred Stock would (i) require an amendment to the Certificate of Incorporation and (ii) force the Board to disregard its fiduciary duties. The Board does not have the power to unilaterally amend the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate it statutory and fiduciary obligations to

[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See Unisuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders as to what is advisable and in the best interests of the corporation and its stockholders -- as was the case in Unisuper -- in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of the stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

determine the advisability of such amendment prior to submitting it to the stockholders (and, even if the Board were to determine that such amendment is advisable, the Company could not guarantee that the stockholders of the Company would adopt such amendment).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal is not a proper subject for stockholder action and, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/JMZ/RBC

Brian Boyajian
P.O. Box 18334
Irvine, California 92623

May 28, 2008

Patriot Scientific Corporation
Mr. Clifford L. Flowers, Corporate Secretary
6183 Paseo Del Norte, Suite 180
Carlsbad, California 92011

Re: Stockholder Proposal for 2008 Annual Meeting

To Whom It May Concern:

The undersigned hereby submits the stockholder proposal set forth below (the "Proposal") for inclusion in the Proxy Statement of Patriot Scientific Corporation (the "Company") and represents and warrants as follows:

(i) The undersigned, through accounts held at Charles Schwab, is the beneficial holder of shares of the Company's common stock, $0.00001 par value per share (the "Shares") which have a market value in excess of $2,000;

(ii) The undersigned has held the Shares continuously for more than one year from the date of this submission of the Proposal;

(iii) Attached is a written statement from Charles Schwab, the "record" holder of the undersigned's securities verifying that, as of the date hereof, the undersigned has continuously held the Shares for at least one year; and

(iv) The undersigned shall continue to hold Shares with a market value in excess of $2,000 through the date of the Company's 2008 Annual Meeting.

PROPOSAL TO PROHIBIT ISSUING "BLANK CHECK" PREFERRED STOCK WITHOUT STOCKHOLDER APPROVAL

WHEREAS, the Board of Directors ("Board") of Patriot Scientific Corporation ("Company") can issue 5,000,000 shares of undesignated preferred stock ("Preferred Stock") without the consent of the holders ("Stockholders") of the Company's common stock ("Common Stock");

WHEREAS, the Board has unbridled "Blank Check" discretion to divide the Preferred Stock into series and fix and determine its relative rights, preferences and privileges, in each case without any Stockholder consent; and

WHEREAS, any issuance of Preferred Stock by the Board will result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of common stock and would dilute the voting rights of current Stockholders without their consent.

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders of the Company hereby direct the Board to take all actions necessary to eliminate the issuance of Preferred Stock without the prior approval of Stockholders holding a majority of the outstanding Common Stock.

Supporting Statement

During the past eight years the Board has seen fit to issue Common Stock that has resulted in almost a 1000% dilutive effect, and the Board has the continuing ability to issue Common Stock that would result in approximately 20% of further dilution. The Board also authorized the issuance of almost $5.5 million of convertible debentures coupled with warrants that resulted in additional dilution of over 278,000,000 shares. Given the Board's propensity for "Death Spiral" financing transactions and dilutive stock issuances, the ability to issue Preferred Stock poses a serious risk to Stockholders. These risks include, but are not limited to the following:

- The Board could cause shares of Preferred Stock to be issued, without Stockholder approval, which would have superior voting, dividend, distribution and liquidation rights and at highly dilutive conversion rates.

- The Board could use the Preferred Stock to make it more difficult and expensive for a third party to acquire control of the Company when a change of control would be beneficial to the interests of Stockholders. Such "poison pill" usage of the Preferred Stock could discourage potential takeover attempts and could adversely affect the market price of the Common Stock.

- Preferred Stock could be issued to enable the Board to defeat Stockholder proxy contests and to control voting on all matters requiring Stockholder consent. This management entrenchment would make it more difficult, if not impossible; to remove incumbent directors from office in the event such change were to be deemed advisable by the Stockholders.

- The issuance of Preferred Stock would decrease the amount of earnings and assets available for distribution to Stockholders.

Because Stockholders will suffer the "toxic" effects of Preferred Stock issuance, their prior consent should be required!

If you have any questions, feel free to write to BrianBoyajian@yahoo.com

If you believe Stockholders should be entitled to approve the issuance of Preferred Stock in order to protect themselves from the effects of massive dilution and inferior rights, please vote "FOR" this Proposal.

The Stockholder Proposal set forth above is hereby respectfully submitted by the undersigned as of the date first written above.

Sincerely,

Brian Boyajian

Charles Schwab & Co., Inc.
610 Newport Center Drive, Suite 150
Newport Beach, California 92660

May 28, 2008

Patriot Scientific Corporation
Mr. Clifford L. Flowers, Corporate Secretary
6183 Paseo Del Norte, Suite 180
Carlsbad, California 92011

Re: Stockholder Proposal of Brian Boyajian for 2008 Annual Meeting

To Whom It May Concern:

Brian Boyajian is the beneficial holder of shares of the Patriot Scientific Corporation common stock, $0.00001 par value per share (the "Shares") which have a market value in excess of $2,000 the Shares have been held continuously for more than one year from the date of this letter.

Sincerely,

Charles Schwab & Co., Inc.

By: ______________
Name: Chad Shultz
Title: Vice President / Manager

Brian Boyajian
P.O. Box 18334
Irvine, California 92623

RECEIVED
2008 AUG -4 PM 3: 14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 31, 2008

Securities Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal for Patriot Scientific Corporation 2008 Annual Meeting

Ladies and Gentlemen:

I am writing this letter in response to the July 11, 2008 letter sent to you by Patriot Scientific Corporation (the "Company") which set forth the Company's intention to exclude the stockholder proposal (the "Proposal") I sent to the Company for inclusion in its proxy statement for the 2008 annual meeting of stockholders (the "Stockholders").

At the outset, I want it known that the Company's letter, while dated July 11, was not received by me until July 17. If it was received by you on an earlier date, I would allege that the company failed to meet its obligation to "simultaneously" deliver it to me as required by Rule 14 a-8(j)(1) . Also, as you have no doubt noticed, the Company has gone to extraordinary lengths to manufacture reasons to support their alleged ability to exclude my Proposal. In actuality it is the Company's special Delaware counsel that has done the manufacturing given that the Company's letter to you is primarily a cut-and-paste from the language in the Richards, Layton & Finger legal opinion. Regardless, the Company obviously does not want stockholder democracy to function with regard to the Proposal, and for that reason I hope you will look carefully at the fictions they are using to try to dismiss it.

In order to reply to their letter on a timely basis, I am not able to engage a law firm to provide a countervailing legal opinion. Also, my reading of Rule 14 a-8 suggests that the only requirement for a legal opinion is that the Company provide one in support of its claim that the Proposal is illegal. Therefore, shouldn't the balance of their opinion, which goes on to try to support all their claims, be disregarded? If I need to get an opinion in order for you to rule in favor of the Proposal, please let me know.

While I did not engage a Delaware hired gun to refute them point for point, or case for case and statute for statute they have cited, I have spent time reading the Delaware laws they referred to in order to draft this reply. On the basis of what I have read and the application of plain common sense, it is obvious that the Company's arguments and the supporting opinion are based upon a ridiculously narrow reading of the Proposal and a manipulative usage of the cited legal authority.

1. Illegality. Are they seriously trying to say that it is illegal for a majority of the stockholders of a corporation (in the absence of a larger required vote) to direct its board? That same majority could remove the board, so they must be able to otherwise direct them. Stockholders have to approve increases and decreases in capital stock, stock option plans, mergers, etc.

The Proposal is also not asking the Board to act in a vacuum. If the Proposal is allowed to be submitted to the Stockholders and they approve it, then the Board is directed "to take **all** actions necessary to eliminate the issuance of any shares of the Preferred Stock without the prior approval of a majority of the Stockholders, including, without limitation, such amendments to the Company's Articles of Incorporation and Bylaws as may be necessary to accomplish such purpose." By "all" I meant for them to have to do whatever it took: adopt a Board resolution, draft the proper language to amend the Articles and Bylaws, call for a special Stockholder meeting or circulate a written consent, file proxy materials, or do anything else necessary.

After the Board has done everything necessary, the Stockholders who have directed this course of action can then formally approve it. Nothing "illegal" is being asked of the Board. The Board needs to seek Stockholder approval for the amendments to be adopted because that is the action required under Delaware law. So be it. That is one of the actions constituting "all" actions directed by Stockholders under the Proposal. Nonetheless, the Company commissioned an 8 page legal opinion that concludes the Proposal is illegal because it would force the Board to act in an illegal manner by approving the amendments without Stockholder consent. That is nothing short of being ridiculous and the only thing more ridiculous is that they paid for this opinion! However, the Company and its counsel's strained narrow interpretation of the Proposal language doesn't end there.

The idea that the Board would breach its fiduciary duty by adopting a resolution it does not agree with it, is another incredible stretch. The Board needs to deem it "advisable" and if they are directed to do so by the Stockholders, I am at a loss to understand how they have breached a duty to them. Within the concept of taking "all action," the Board could resign if need be and appoint Directors who could see their way clear to following the Stockholders' mandate. Also, I have read that, were the Company listed on Nasdaq or a national exchange, a 20% or more dilutive event would require Stockholder approval. Clearly, there are agencies out there that are requiring stockholder voting, where charter document procedures and/or state laws do not require it. I am sure there are instances where boards of directors do not want to seek the approval of their stockholders but they do anyway in order to meet the listing requirement. Are all of these directors breaching a fiduciary duty? I think not.

2. <u>Not a Proper Subject Matter for Stockholders</u>. The Company's argument here is nonsensical. The Proposal calls for any necessary charter document amendment to be made, yet the Company argues that because there is no current provision for Stockholder approval for the issuance of the Preferred Stock, it is improper for Stockholders to ask for it. If Stockholders need to approve the creation of classes of stock, how is it that they can be prevented from amending it? Obviously, Nasdaq and the other exchanges think it is a proper subject matter for stockholders to vote on dilutive issuances regardless of charter document and state law provisions. Unfortunately, we are Stockholders of a penny stock company that is not subject to those protective provisions; therefore, the Proposal is an attempt to get that protection for us.

3. <u>Ordinary Business Operations</u>. While I do not have access to the materials they are citing, it appears that the Company has gone to great lengths to try to tell you what you have done in the past. Given the manipulative and strained analyses they have conjured up regarding Delaware law and cases, I have no doubt they are doing the same thing here. I trust that you need not be told what you view to be ordinary versus extraordinary business operations and that you will see their arguments for what they are.

4. <u>Contrary to Proxy Rules</u>. More nonsense! What could be clearer than taking all action necessary to provide Stockholders with the right to vote? The Company and/or its counsel certainly know what to do and how to do...they simply do not what to have to do it and, therefore, they are fabricating reasons to exclude the Proposal.

Conclusion: The Company is afraid of letting the Proposal see the light of day...and for good reason: they know it will likely be approved. Stockholders of the Company, such as myself, have witnessed the Board's constant disregard for our welfare. As stated in the Proposal, during the past eight years the Board has seen fit to issue Common Stock that has resulted in almost a 1000% dilutive effect. The Board also authorized the issuance of almost $5.5 million of convertible debentures coupled with warrants that resulted in additional dilution of over 278,000,000 shares. Given the Board's propensity for "Death Spiral" financing transactions and dilutive stock issuances, the ability to issue Preferred Stock poses a serious risk to Stockholders. Hopefully, you have noticed that the Company has neither disputed nor attempted to justify these deleterious actions in their response to the Proposal. Their silence is deafening.

The fact of the matter is that Board and management are indifferent to the best interests of the Stockholders with regard to these ridiculous dilutive offerings, because their interests are not aligned with ours. The Board and executive officers have almost no equity incentive. They only hold a paltry 2.75% and the vast majority of that is stock options, not direct equity stock ownership. Their actions are yet another example of the abuses that are heaped upon stockholders of penny stock companies. Allowing us to vote on the Proposal will permit us to address these abuses.

While I do not posses the resources to wage a proxy fight, I am hopeful that my efforts will at least allow corporate democracy to function. As you can see from the Company's reply, no expense is being spared in their efforts to prevent Stockholders from considering the Proposal. If I had the Company's resources at my disposal, I would fight them tooth and nail. As I do not, I ask that you see the Company's response for what it is and not allow its legal buying power to win the day. Isn't Rule 14 a-8 intended to prevent this kind of economic imbalance from limiting Stockholder rights, especially in a predatory penny stock company context? Hopefully it is and, it is with my sincere thanks that I ask you to rule in favor of the Proposal.

Very truly yours,

Brian Boyajian

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Patriot Scientific Corporation
Incoming letter dated July 11, 2008

The proposal directs the board to take all actions necessary to eliminate the issuance of preferred stock without the prior approval of stockholders holding a majority of the outstanding common stock.

There appears to be some basis for your view that Patriot Scientific may exclude the proposal under rule 14a-8(i)(7), as relating to Patriot Scientific's ordinary business operations (i.e., the issuance of authorized shares). Accordingly, we will not recommend enforcement action to the Commission if Patriot Scientific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Patriot Scientific relies.

Sincerely,

William A. Hines
Special Counsel

END